Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Peerless Public Safety Solutions Incorporated
14321 Winter Breeze Drive Ste 87
Midlothian, VA 23113
https://peerlessps.com/

Up to $1,070,000.00 in Common Stock at $0.05
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Peerless Public Safety Solutions Incorporated
Address: 14321 Winter Breeze Drive Ste 87, Midlothian, VA 23113
State of Incorporation: VA
Date Incorporated: October 19, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 200,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 21,400,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.05
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

$500+

Invest $500+ and receive 5% Bonus shares

$1,000+

Invest $1,000+ and receceive 10% Bonus shares

$5,000+

Invest $5,000+ and receive 15% Bonus shares

$10,000+

Invest $10,000+ and receceive 20% Bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Peerless Public Safety Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 0.05 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Facing competing priorities and economic challenges, public service organizations, more than ever must be able to justify their expense by providing transparency and accountability. Peerless Public Safety Solutions provides an array of software products, giving public service subject matter experts the tools to efficiently manage and administrate all aspects of public safety, helping complete the mission while providing transparency and budgetary oversight.

Peerless Public Safety Solutions, Inc was initially organized as Peerless Public Safety LLC, a Virginia limited liability company on October 19, 2019 and converted to a Virginia corporation on May 13, 2021. Peerless is pre-revenue and in the early stages of marketing and business development.

Competitors and Industry

There are currently no direct competitors within the cloud-based single logistics solutions where Peerless resides. Some of our closest competitors include PSTrax, a cloud-based solutions company that delivers custom logistics and asset management solutions, and Fire Admin, a competitor that employs a cloud-based fire administration management system.

According to the NFPA U.S fire departmen profile, there are over 29,000 fire organizations in the United States. Initially U.S based fire departments will be the target of Peerless Public Safety Solutions.

Current Stage and Roadmap

Peerless launched in October 2019 and was founded in Richmond, Virginia. With our knowledge and public service experience we dedicated our time to developing modern cloud-based logistics and asset management solutions tailored to public safety agencies. We have verified our proof of concept and received great and valuable feedback with only founding member investments. In October 2020, we launched version one of our flagship software Logistics One asset management system.

We also have an array of upcoming public service-oriented solutions to be launched within the next few years. As of today, the company has 5 employees. We are currently servicing four municipalities with more to come as we grow our company.

The Team

Officers and Directors

Name: Jay Scales

Jay Scales's current primary role is with Richmond Fire Department Va. Jay Scales currently services 56 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Peerless Public Safety Solutions. This includes responsibility for all components and departments. It is also the responsibility of the CEO to ensure that the organization's leadership maintains a constant awareness of both the external and internal competitive landscape, opportunities for expansion, customer base, markets, new industry developments and standards. The initial salary for this position is $90,000 with equity compensation of 70%.

- **Position:** Lead developer / CTO
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Responsible for all technical aspects of websites, including

performance issues such as speed, security and approved site content. Assist in planning, development, tests, edits, maintain documents & control content, look and flow of new or existing applications. Determine or help determine the most effective database design or site component programming and assists in scheduling upgrades and changes. Analyzing and scanning for new or existing systems and programs and develop or recommend new or existing process modifications for security requirements. The initial salary for this position is $70,000 with no equity compensation. This position is currently held by the CEO of Peerless Public Safety Solutions.

Other business experience in the past three years:

- **Employer:** Richmond Fire Department Va
  Title: Firefighter/EMT, Web systems engineer (Fire Admin)
  Dates of Service: May 01, 2007 - Present
  Responsibilities: Firefighting and emergency medical services to the city and visitors of the City of Richmond. Maintain, design, implement and maintain logistics management systems used by Richmond Fire Department.

Name: Richard Lewis

Richard Lewis's current primary role is with Richmond Fire Department Va. Richard Lewis currently services 56 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer (COO)
  Dates of Service: October 01, 2019 - Present
  Responsibilities: To handle the day-to-day administration and operation of Peerless Public Safety Solutions. Provide leadership, management and vision to ensure that Peerless Public Safety Solutions has effective people, operational controls. A crucial member of the executive team responsible for ensuring customer delivery quality and will oversee a wide range of business activities across multiple areas. The initial salary for this position is $80,000 with equity compensation of 20%.

Other business experience in the past three years:

- **Employer:** Richmond Fire Department Va
  Title: Battalion Chief
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Oversee and manage a battalion consisting of a geographical area of fire stations and personnel. Manage fire ground operations and personnel.

Name: Toni Gilliam

Toni Gilliam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 01, 2019 - Present
  Responsibilities: The initial salary for this position is $90,000 with an equity stake of 70%. The president will serve as the leader and head of Peerless Public Safety Solutions. Provide leadership and direction for all other employees & members. Lead, guide, direct, and evaluate the work of other senior leaders including vice presidents, directors and employees. Meet regularly with senior company officials: With the participation of the senior team, make sure that decisions the organization needs are well-thought-out and timely. Use this team to spread ideas and direction throughout the organization until every employee understands their expected role and responsibilities for contribution. Maintain awareness of both the external and internal competitive landscape: Note opportunities for expansion: customers, markets, new industry developments and standards, and so forth. Represent the organization in civic and professional association responsibilities and activities. The initial salary for this position is $80,000 with an equity stake of 70%. • Formulate and implement the strategic plan that guides the direction of the business: Use the input of employees at every organizational level to develop the strategic plan. • Evaluate the success of the organization using a set of strategically important measures to determine the ongoing success—or lack of it—that the organization is experiencing. Using non-measurable aspects of the work environment to gauge other aspects of business success. • Maintain awareness of both the external and internal competitive landscape: Note opportunities for expansion: customers, markets, new industry developments and standards, and so forth. • Represent the organization in civic and professional association responsibilities and activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Logistics One. Delays or cost overruns in the development of our Logistics One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business

decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Peerless Public Safety Solutions was formed on 10/01/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Peerless Public Safety Solutions has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Peerless Public Safety Solutions is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Peerless Public Safety Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Peerless Public

Safety Solutions could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jay Scales	52,000,000	Common Stock	52.0
Richard Lewis	20,000,000	Common Stock	20.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400,000 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 100,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The funds from this campaign are important in executing the company's business, plan but not critical to the company's existence. With founder contributions, Peerless Public Safety Solutions will be able to operate for no less than 24 months.

Foreseeable major expenses based on projections:

Facilities –

Peerless Public Safety Solutions located in Cumberland, VA will relocate to a more central location in the Richmond Metro Area. Peerless Public Safety Solutions will secure reasonable commercial office space to accommodate current staff and infrastructure. New office space will also accommodate moderate future growth

Equipment –

To support our goals and business plan, Peerless Public Safety Solutions will need a significant server, computer and IT infrastructure to support our ongoing operations.

Peerless Public Safety Solutions HQ Equipment

• R240 1RU Server's (Intel)

• MX I/O Switching Modules

• TZ600 Advanced Gateway Security Suite

• Dell EMC PowerStore 500's

• Dell 27 Monitor - S2721HSX

• Precision 5550 Workstations

• Xerox WorkCentre 6515/DN Color Duplex Network Laser Printer - Multifunction

Software Licenses

• Dell SmartFabric Director (Server Management)

• Microsoft Office 365 Suites (Document and data processing)

• Adobe (Document and data processing)

Sales, Support and Development Teams -

Peerless Public Safety Solutions will hire and utilize a full-time sales force to reach our projected goals. Our sales team will leverage contacts and relationships within the U.S Fire, Police, and public safety services gained through Peerless Public Safety Solutions founders and potential partnerships. An aggressive sales plan (Phase 1) will span years 1 and 2 where Peerless Public Safety Solutions will target 10% of the 35,000+ public safety organizations across the United States. Phase 2 will target private organizations and businesses. Peerless Public Safety Solutions sales force will be responsible for traction in gaining yearly subscription contracts to software and software solutions.

Peerless Public Safety Solutions will hire support and development teams to support current and future clients, as well as support future growth features and projects.

We project Peerless Public Safety Solutions will need to hire additional Software Developers and sales teams to facilitate growth.

Future operational challenges:

Inability to reach targeted client and customer base due to targeted government agency budgetary constraints.Inability to support customer base due to exponential growth with software support contraints.

Future challenges related to capital resources:

We anticipate the need for additional developers to take on larger projects. Additional capital may need to be raised for large projects such as future software packages and services.

Future milestones and events:

Gaining traction in our market with larger municple jurisdictions that have a tendacy to impact decisions of smaller surrounding jurisdictions. Peerless has other software suites and software as services under development that will allow Peerless to diversify by offering organizations the ability to cover all aspects of data management.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 28, 2021, Peerless Public Safety Solutions has approximately $1,500 in cash on hand. Founders, Jay Scales and Richard Lewis intend to make contributions to fund continues operations if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign highly supports the financial health and growth of Peerless Public Safety Solutions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the viability of Peerless Public Safety Solutions. These funds will make up the majority of the company's operational capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Peerless Public Safety Solutions will operate for no less than three months if we raise the minimum of $10K. This amount will mostly cover Crowdfunding expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate Peerless Public Safety Solutions for no less than 24 months if the maximum funding goal is reached. This is based on our current monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Founders Jay Scales and Richards Lewis plan to fulfill our required capital contributions.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Jay Scales
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $750 contribution
  Material Terms: Loan at 0% interest until fully funded funded.

- **Name of Entity:** Richard Lewis
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $60 loan for marketing and equipment.
  Material Terms: Loan at 0% interest until fully funded.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The Company's pre-money valuation of $5M is based on a valuation model prepared by an independent third party.

Method 1 uses the modified discounted free cash flow valuation based on potential earnings, depreciation, free cash flow, and capital purchases. The second method, the Scorecard Method, uses the average value of seed-stage companies in 2019 with various weighted categories including Team Capacity, Opportunity, Product Readiness, Marketing and Sales channels, Competition, additional investment needs, and other factors.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  26.5%
  Internet/Server infrastructure for our software. Hiring and staffing. Business development.

- *Marketing*
  10.0%
  Start the process of name dominance. Social media presence. Targeted ad campaigns via flyers, magazine ads etc.

- *Research & Development*
  10.0%
  Research the growing needs an changes of the public safety sector and developing those needs into our products.

- *Company Employment*
  50.0%
  Salaries, contracts for employees and experts in our industry.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  61.0%
  Salaries, benefits and contracts for employees and experts in our industry.

- *Working Capital*
  10.5%
  Growth support in relation to research and development of our products.

- *Operations*
  12.5%
  Day to day operations of Peerless Public Safety Solutions

- *Marketing*
  12.5%
  Continue name dominance and social media presence.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://peerlessps.com/ (https://peerlessps.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/peerless

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Peerless Public Safety Solutions Incorporated

[See attached]

PEERLESS PUBLIC SAFETY SOLUTIONS INC.
(A Virginia Corporation)

FINANCIAL REPORT
December 31, 2020 and 2019

(unaudited)

PEERLESS PUBLIC SAFETY SOLUTIONS INC.

FINANCIAL REPORT
December 31, 2020 and 2019

Table of Contents

F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Management of Peerless Public Safety Solutions Inc.
Cumberland, VA

We have reviewed the accompanying financial statements of Peerless Public Safety Solutions Inc. ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period of October 19, 2019 (inception) to December 31, 2019 and year ended December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
May 26, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PEERLESS PUBLIC SAFETY SOLUTIONS INC

BALANCE SHEETS

As of December 31, 2020 and 2019

(unaudited)

	2020	2019
Assets		
Total assets	$ -	$ -
Liabilities		
Total liabilities	$ -	$ -
Commitments & Contingencies	-	-
Stockholders' Equity		
Common stock, 500,000,000 shares authorized and no shares issued or outstanding at December 31, 2020 and 2019	-	-
Additional Paid in Capital	810	60
Accumulated Deficit	(810)	(60)
Total stockholders' equity	-	-
Total liabilities & stockholders' equity	$ -	$ -

See independent accountants' review report and accompanying notes to financial statements.

PEERLESS PUBLIC SAFETY SOLUTIONS INC

STATEMENTS OF OPERATIONS

For the period of October 19, 2019 (inception) to December 31, 2019 and Year Ended December 31, 2020 (unaudited)

	2020	2019
Revenue	$ -	$ -
Operating expenses		
Bank fees	-	10
Professional fees	750	-
General and administrative	-	50
Total operating expenses	750	60
Net loss from operations	$ (750)	$ (60)

See independent accountants' review report and accompanying notes to financial statements.

PEERLESS PUBLIC SAFETY SOLUTIONS INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the period of October 19, 2019 (inception) to December 31, 2019 and Year Ended December 31, 2020

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on October 19, 2019 (inception)	-	$ -	$ -	$ -	$ -
					-
Shareholder contribution	-	-	60	-	60
Net income (loss)	-	-	-	(60)	(60)
Balance on December 31, 2019	-	-	60	(60)	-
Shareholder contribution	-	-	750	-	750
Net income (loss)	-	-	-	(750)	(750)
Balance on December 31, 2020	-	$ -	$ 810	$ (810)	$ -

See independent accountants' review report and accompanying notes to financial statements.

PEERLESS PUBLIC SAFETY SOLUTIONS INC

STATEMENTS OF CASH FLOWS

For the period of October 19, 2019 (inception) to December 31, 2019 and Year Ended December 31, 2020 (unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (750)	$ (60)
Net cash used by operating activities	(750)	(60)
Cash flows from financing activities		
Stockholder contributions	750	60
Net cash provided by financing activities	750	60
Net increase (decrease) in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ -	$ -
Cash paid during the year for		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report and accompanying notes to financial statements.

Note 1. Organization and Nature of Operations

Peerless Public Safety Solutions, Inc. ("the Company") was formed as a Limited Liability Company on October 19, 2019. On April 28, 2021 the Company converted to a corporation. Peerless Solutions operates in Cumberland, Virginia and is an experienced software development team dedicated to building integrated, modern software suites that assist organizations with asset, personnel, and logistics management.

Note 2. Summary of Significant Accounting Policies

The summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As of December 31, 2020 and 2019, the Company was a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Virginia jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, returns from 2019 through today are open for potential examination

Beginning in 2021, the Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50%

likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. The federal net operating loss carryforwards beginning in 2018 are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Cash and Cash Equivalents

All short-term deposits and investments with an original maturity of three months or less are considered to be cash and cash equivalents. On December 31, 2020 and 2019, the Company had no items that would be considered cash equivalents.

Subsequent Events

Management has considered subsequent events through May 26, 2021, the date these financial statements were available to be issued and noted the following for disclosure.

In April of 2021, the Company converted from a limited liability company to a corporation and issued 100,000,000 founders shares.

Note 3. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception, and as of December 31, 2020 had not yet started operations, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or owner's contributions, its ability to commence profitable sales of its product and services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 4. Related Party Transactions

Shareholders of the Company contributed funds to finance operations. For the year and period ended December 31, 2020 and 2019, the shareholders contributed $750 and $60, respectively.

Note 5. Common Stock

The Company was originally formed in 2019 as a Limited Liability Company. Subsequent to year end, the Company converted to a corporation. There are 500,000,000 million shares, $0.0001 par value, authorized.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Peerless Public Safety Solutions

Developing superior modern enterprise software solutions.


PEERLESS
PUBLIC SAFETY SOLUTIONS

Website | Midlothian, VA | SOFTWARE & SERVICES

Peerless Public Safety Solutions was established by firefighters and leaders in the industry to provide software for public safety personnel to manage their businesses.

$0.00 raised

0 Investors	$5M Valuation
$0.05 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Large customer base: Over 40,000 potential customers.
- Founded with first-hand knowledge: We have working industry experience in public service and understand what products our customers need.
- Support public services: Fund new technology that the public services sector needs.

Source | Source

OVERVIEW

Firefighter founded, safety guaranteed

Peerless Public Safety Solutions provides cloud based software solutions to help public service agencies manage their data. The customized software suites help with asset management and data driven decision making. LogisticsOne is Peerless's first software product, which features scalable plans for budget and logistics data forecasting. The Company is pre-revenue and in the early stage of marketing and business development.


We make their jobs easier
by translating their difficult business information into *clear, concise* data.
Public Service Officials

Our team has a dedication and passion for public safety - our founders are firefighters, Jay Scales CEO 15yr experience, four of which he was assigned to Administration and the Logistics division creating the fire department's first in house logistics and warehouse management software application, and Richard Lewis COO, head of fire administration and logistics alongside Jay Scales brings his expertise and experience in fire administration and fleet management.

THE PROBLEM

Finance transparency is lacking in the public service sector

There is a decrease in staffing in the public service industry that has the potential to lead to inefficient management and compliance inaccuracy. Public service organizations need a way to justify their expenses amidst economic challenges and competing priorities. This requires transparency and accountability. However, we believe systems are outdated, which strains businesses, logistics, training, and budgets.



Data management is complicated & outdated

making it *difficult for public service organizations to provide financial transparency* to tax payers

Additional Source | Additional Source | Additional Source

THE SOLUTION

Cutting edge software that manages data for you

Peerless provides software products designed for public service experts to efficiently manage and administrate all aspects of their jobs. This will allow municipalities to budget properly and effectively save taxpayer dollars, while creating accountability and transparency.

The flagship software, LogisticsOne, is a single solution web-suite to manage logistics, personnel, inventory and finance. The platform is secure, fast and reliable.



Plans offered:
Annual subscription based service: $500/month + 1.50 per asset
Annual contract for a public safety organization:

Small: 6k-10k
Medium-sized: 25-30k
Large: 40-60k

THE MARKET

50k+ public safety organizations

While there are over 50,000 public safety organizations in the U.S & Canada, specialized industry software is a niche with few competitors. What sets Peerless apart is our first-hand industry knowledge. We are founded and run by people in the public service industry, so we understand the problems you are trying to solve first-hand.

OUR TRACTION

Growing recognition for our flagship software

We completed V1 of our flagship software Logistics One in October 2019. The software garnered major attention from a number of public safety agencies in the metro Richmond area in our infancy stage. Our product can tackle facilities management, warehouse and inventory management, personnel management, fleet management, and asset management.

A single solution for all needs.

Consolidate all data in one software package designed to fulfill all aspects of your logistics operation giving you the ability to streamline processes and operations.

Assets

Facilities

Fleet

Inventory

Personnel

WHY INVEST

Help the public service industry fight the good fight

At Peerless, we are creating and designing groundbreaking essential public safety solutions that will transform how public safety agencies operate administratively. Support us in helping provide the transparency and management tools that the public service industry needs.

Peerless Public is the solution the public service industry needs...



Designed by public servants.

Meet Our Team



Jay Scales

Co-Founder, CEO, Lead Developer

Jay Scales is Is a 14-year veteran of the fire service and has a passion for public service matched only by his passion for software and web development. He started his post high school education at ECPI University, in pursuit of a Bachelors in Criminal Justice before deciding to follow his passion for software and web development. Mr. Scales took a targeted approach to gain knowledge and competency through a disciplined process of online training. With hours of training and experience he became extremely proficient in; JavaScript, HTML, PHP, VBS, Apache, JSON/XML, MariaDB, MySQL, & Linux.



Richard Lewis

Co-Founder & COO

Richard Lewis began his fire service career in Richmond, Virginia, January of 1998. He has served as; Firefighter, Lieutenant, Captain and Interim Battalion Chief of Administration. His formal education includes; Richmond Community High School for Academically Gifted and Talented Youth (1988) and Virginia Commonwealth University where he majored in Mass Communications before taking an internship in real-life. Mr. Lewis is currently completing his formal education, seeking a Bachelor of Fire Administration from Columbia Southern University. Over the years he has completed numerous corporate management and leadership courses and held management positions with such organizations as; Kinko's Graphics Corporation, Fed Ex as well as the City of Richmond. Armed with determination, the ability to diagnose the root cause of problems and excellent leadership skills, Richard Lewis has a proven track record of leading teams to success.



Toni Gilliam

President

Toni serves as President of Peerless Public Safety Solutions. Toni has worked in media for over ten years in various roles in broadcasting, journalism, film, and marketing. She holds a Bachelor's of Arts in Broadcast Communications from Barry University and a Master's of Fine Arts in Film and TV Producing from Chapman University. Her career has garnered invaluable experience through managing marketing campaigns across the United States. Toni's extensive knowledge of project management and business administration has been key to the success of start-ups and continued growth of established companies.



Dr. Ahmad Glover

Business and Financial Advisor

Dr. Glover serves as the President and founder of WiGL Inc and the CEO of Glover 38th St Holdings, LLS.

Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military for over 30+ years. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned CPS Professional Services for acquisition in 2014.

Dr. Glover founded Glover 38th St Holdings, LLC and currently manages over $10M in government contracts. Dr. Glover holds a Bachelor of Science in Business Administration from Mount Olive College, a Master of Business Administration from Cameron University, and Doctor of Business Administration from Touro University.

Offering Summary

Company	:	Peerless Public Safety Solutions Incorporated
Corporate Address	:	14321 Winter Breeze Drive Ste 87, Midlothian, VA 23113
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$100.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	200,000
Maximum Number of Shares Offered	:	21,400,000
Price per Share	:	$0.05
Pre-Money Valuation	:	$5,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

$500+

Invest $500+ and receive 5% Bonus shares

$1,000+

Invest $1,000+ and receieve 10% Bonus shares

$5,000+

Invest $5,000+ and receive 15% Bonus shares

$10,000+

Invest $10,000+ and receieve 20% Bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Peerless Public Safety Solutions will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $ 0.05 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Peerless Public Safety: LogisticsOne

It's not uncommon for fire service organizations to exceed their operating budgets due to expired compliance, lost equipment, and lack of accountability. The compromise of lifesaving critical services and millions of dollars in additional costs are passed onto taxpayers. Utilizing our 35 plus years of experience in fire service we formed Peerless Public Safety Solutions, a custom public safety software design company, and developed our flagship product Logistics One.

Logistics One is a first of its kind web-based logistics application built and engineered for fire safety organizations to provided cities, counties, and municipalities a comprehensive solution to take control of their operating budgets. This is achieved by allowing your organization to manage assets and track finances in real-time. The application manages all fire department assets, durable and consumable goods, apparatus, equipment and PPE. It has the ability to schedule and complete NFPA compliant checks on cell phones, laptops and tablets. Logistics One will allow organizations to attach specific accounting streams to each category of spending, to track budget performance and easily create professional-quality reports.

Today, most fire service organizations are managed by multiple operating systems. Vital information used to make data-driven decisions can be lost, delayed or inconsistent, because the systems rarely communicate with each other. Our seamless system communication sets us apart from the competition. Logistics One is highly scalable and can be customized to meet the needs of any fire department.

We started using Logistics One in our own department and operated on or below budget for three consecutive years, by eliminating duplicate purchases and wasteful spending. In 2017, we were awarded the Rise award for Excellence and Leadership and for saving the city over $800,000 in a single fiscal year.

We are looking to replicate our success across the United States and Canada. With Logistics One, you are not investing in some far-fetched idea. You are investing in a web application that already exists with a proven track record. We invite you to share in the opportunity to grow with us here on StartEngine.

The product is still under ongoing development and is available for general use. All images and screenshots depict current progress and available features.

1. http://www.richmondgov.com/fire/Administration.aspx

2. https://www.nfpa.org/News-and-Research/Data-research-and-tools/Emergency-Responders/US-fire-department-profile

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.